Auris Medical Holding Ltd.

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

June 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Auris Medical Holding Ltd.

Request for Withdrawal of Registration Statement on Form S-8

File No. 333-223855

CIK No. 0001601936

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Auris Medical Holding Ltd., a Bermuda corporation (the “Company”), hereby requests that the Registration Statement on Form S-8 (File No. 333-223855), originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2018, together with all exhibits thereto (the “Registration Statement”) be withdrawn effective immediately. None of the Company’s securities has been sold in connection with the offering covered by the Registration Statement.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company intends to file a new registration statement on Form S-8 to replace the Registration Statement. The Company is replacing the Registration Statement with a new registration statement on Form S-8 primarily because (i) the Company is no longer using certain of the compensation plans described in the Registration Statement and (ii) the Company, on March 18, 2019, discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued its existence under the Companies Act as an exempted company incorporated in Bermuda. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a).

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (File No. 333-223855) as soon as reasonably practicable.

Please send a copy of the written order granting withdrawal of the Registration Statement to the Company’s counsel, Lowenstein Sandler LLP, via email at adinur@lowenstein.com. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this matter, please do not hesitate to contact Alexander Dinur at (973) 422-6732. Thank you for your assistance with this application for withdrawal.

Sincerely,

Auris Medical Holding Ltd.

By:	/s/ Hernan Levett
Name:	Hernan Levett
Title:	Chief Financial Officer